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                             January 6, 2021

       Mark Dorfman
       Executive Vice President
       Leonardo DRS, Inc.
       2345 Crystal Drive
       Suite 1000
       Arlington, Virginia 22202

                                                        Re: Leonardo DRS, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
10, 2020
                                                            CIK No. 0001833756

       Dear Mr. Dorfman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed December 10, 2020

       General

   1. Please provide us supplemental copies of all written communications as defined in
                                                        Rule 405 under the
Securities Act that you or anyone authorized to do so on your behalf have presented or
expect to present to potential investors in reliance on Section 5(d) of the Securities Act,
whether or not you retained or intend to retain copies of
                                                        those communications.
Please contact the legal staff associated with the review of this filing to discuss how
to submit the materials, if any, to us for our review.
 Mark Dorfman
FirstName  LastNameMark Dorfman
Leonardo DRS,   Inc.
Comapany
January    NameLeonardo DRS, Inc.
        6, 2021
January
Page 2 6, 2021 Page 2
FirstName LastName
Prospectus Summary
History of the Company, page 9

2. Noting your disclosure that you first became a publicly traded company in 1981, please revise your discussion to clarify whether you ceased public trading in the United States when you were acquired in 2008.
Risk Factors
Our international business exposes us to additional risks..., page 36

3. We note your disclosure that for the years ended December 31, 2019 and 2018, approximately 4% and 6%, respectively, of your revenue was derived from sales to foreign customers and governments. Please tell us the foreign customers and governments that comprise this revenue.
Our amended and restated certificate of incorporation will designate the Court of Chancery of the
State of Delaware..., page 55

4. Please revise your disclosure to clarify, if true, that the exclusive forum provision will not apply to any claim or action arising under the Securities Act or the Exchange Act. Your disclosure as written appears to apply only to claims governed by the internal affairs doctrine. Please also include this disclosure on page 156. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 78

5. Please discuss in greater detail the business reasons for the changes between periods in your revenue and expense line items. In addition, please enhance your disclosure to discuss the business reasons for the changes between periods in the significant line items of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.
Certain Relationships and Related Party Transactions
Relationship with Leonardo S.p.A. Following this Offering
Proxy Agreement, page 139

6. Please remove the disclosure stating that the discussion of the amended and restated proxy agreement and commitment letter is qualified by reference to the forms that will be filed as exhibits, and instead include a representation that all material terms of the agreement and letter have been discussed in this section.
 Mark Dorfman
FirstName  LastNameMark Dorfman
Leonardo DRS,   Inc.
Comapany
January    NameLeonardo DRS, Inc.
        6, 2021
January
Page 3 6, 2021 Page 3
FirstName LastName
7. Please confirm that each of the five proxy holders will be permitted to vote 20% of US
         Holding's shares of common stock. Please revise the table on page 138 to reflect the voting power of each of the proxy holders.
Registration Rights Agreement, page 145

8. You disclose that you will enter into a registration rights agreement with Leonardo S.p.A.
         and US Holding prior to this offering. Please disclose whether you anticipate any maximum cash penalties under the registration rights agreement and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-
         50-1.
       You may contact Jeff Gordon at 202-551-3866 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing